Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated April 26, 2006
Relating to Preliminary Prospectus dated April 11, 2006
Registration No. 333-133032

Public offering price	$24.00 per share
Common stock offered:
By DexCom	1,400,000 shares (excluding option to purchase up to 717,375 additional shares to cover over-allotments)
By the selling stockholders	3,382,500 shares
Total	4,782,500 shares
Total common stock outstanding after this offering	26,816,559
Net proceeds to DexCom

We estimate that our net proceeds from the sale of the shares of our common stock in this offering will be approximately $30.8 million, or approximately $47.0 million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

As adjusted balance sheet and capitalization data

On an as adjusted basis to reflect the sale by us of 1,400,000 shares of common stock in this offering at the public offering price of $24.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted (i) cash, cash equivalents and short-term marketable securities, (ii) working capital, (iii) total assets, (iv) additional paid-in capital and (v) total stockholders’ equity as of December 31, 2005, would have been approximately $81.3 million, $74.7 million, $87.5 million, $165.0 million and $80.2 million, respectively.

Dilution

After giving effect to our sale of 1,400,000 shares in this offering at a public offering price of $24.00 per share, and after the deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2005 would have been approximately $80.2 million, or $2.99 per share. This represents an immediate increase in net tangible book value per share of $1.05 to our common stockholders and an immediate dilution of $21.01 per share to new investors in this offering. If the underwriters exercise their over-allotment option in full, our as adjusted net tangible book value per share as of December 31, 2005 would be approximately $3.50, representing an immediate increase in net tangible book value of $1.56 per share to our existing investors and immediate dilution of $20.50 per share to new investors in this offering.

Investors purchasing shares of common stock in this offering will contribute approximately 20.8% of the total amount we have raised since our inception, or 28.4% if the underwriters exercise their over-allotment option in full, and shares purchased in this offering will represent approximately 5.2% of our total outstanding common stock immediately following the completion of this offering, or 7.7% if the underwriters exercise their over-allotment option in full.

Shares eligible for future sale

Upon completion of this offering, based on the number of shares of our common stock outstanding as of March 1, 2006, we will have 26,980,445 shares of our common stock outstanding, assuming no exercise of outstanding options or warrants after March 1, 2006. Of these outstanding shares, 19,639,764 will be freely tradable without restriction or further registration under the federal securities laws, except that 2,038,204 shares held by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described under Rule 144. The remaining 7,340,681 are subject to 90-day lock-up agreements entered into by our directors and executive officers and the selling stockholders with the underwriters for this offering, and will not be sold in the public market until July 26, 2006, which period may be extended by the underwriters under certain circumstances.

Registration rights

Immediately following this offering, stockholders holding an aggregate of 9,403,493 shares of common stock and one warrantholder holding a warrant to purchase 43,279 shares of our common stock will have rights with respect to the registration of these shares with the SEC.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information as to the beneficial ownership of our common stock as of March 1, 2006 and as adjusted to reflect the sale of the common stock in this offering by:

•       each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

•       each of our directors;

•       each named executive officer;

•       all executive officers and directors as a group; and

•       each of the selling stockholders.

The percentage of shares beneficially owned is based on 25,580,445 shares of common stock outstanding as of March 1, 2006. The percentage of shares beneficially owned after this offering includes the 1,400,000 shares of common stock being offered by us. Percentage ownership figures after the offering do not include shares that may be purchased by each person in this offering.

Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Unless indicated above, the persons and entities named below have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of March 1, 2006 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address for each listed stockholder is c/o DexCom, Inc., 5555 Oberlin Drive, San Diego, California 92121.

	Shares of Common Stock Beneficially Owned Before the Offering		Shares Being	Shares of Common Stock Beneficially Owned After the Offering
Beneficial Owner	Number	Percentage	Offered	Number	Percentage
Directors and Named Executive Officers
Brent Ahrens(1)	1,555,152	6.1%	300,000	1,255,152	4.7%
Andrew Balo(2)	155,706	*	100,000	55,706	*
Kim Blickenstaff(3)	111,481	*	—	111,481	*
James H. Brauker(4)	187,477	*	82,500	104,977	*
Mark Brister(5)	129,665	*	50,000	79,665	*
Sean Carney(6)	2,703,324	10.6	400,000	2,303,324	8.5
Terrance Gregg	4,635	*	—	4,635	*
Steven J. Kemper(7)	199,965	*	75,000	124,965	*
Donald A. Lucas(8)	1,125,980	4.4	—	1,125,980	4.2
Donald L. Lucas(9)	580,023	2.3	50,000	530,023	2.0
Glen D. Nelson(10)	89,401	*	—	89,401	*
Andrew P. Rasdal(11)	907,818	3.4	125,000	782,818	2.8
Jay S. Skyler(12)	130,899	*	—	130,899	*
All 17 directors and executive officers as a group(13)	7,883,526	29.2	1,182,500	6,701,026	23.7
All 5% Stockholders
Entities affiliated with The St. Paul Travelers Companies, Inc.(14)	3,852,231	15.1	2,200,000	1,652,231	6.1
Entities affiliated with Canaan Partners(15)	1,546,819	6.0	300,000	1,246,819	4.6
Entities affiliated with Warburg Pincus Private Equity VIII, L.P.(16)	2,692,462	10.5	400,000	2,292,462	8.5
Entities affiliated with The Kaufmann Fund(17)	2,577,322	10.1	—	2,577,322	9.6
Entities affiliated with Wasatch Advisors, Inc.(18)	1,356,150	5.3	—	1,356,150	5.0

*                    Represents less than 1% of the outstanding shares of our common stock.

(1)          Represents before the offering 1,013,166 shares held by Canaan Equity II L.P., 453,218 shares held by Canaan Equity II L.P. (QP) and 80,435 shares held by Canaan Equity II Entrepreneurs LLC. Brent Ahrens is a General Partner of Canaan Partners, which is the General Partner of Canaan Equity II L.P., Canaan Equity II L.P. (QP) and Canaan Equity II Entrepreneurs LLC. As a General Partner, Mr. Ahrens shares voting and investment power of the shares held by the entities affiliated with Canaan Partners. Mr. Ahrens, Eric Young, Deepak Kamra, John Balen, Guy Russo, Gregory Kopchinsky, and Stephen Green share voting and investment power over shares owned by Canaan

Equity II, L.P., Canaan Equity II, L.P. (QP), and Canaan Equity II Entrepreneurs LLC. Mr. Ahrens disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in the named funds. Mr. Ahrens’ address is c/o Canaan Partners, 2765 Sand Hill Road, Menlo Park, CA 94025. Includes options held by Mr. Ahrens to purchase 8,333 shares of our common stock that are exercisable within 60 days of March 1, 2006. Canaan Equity II L.P. intends to sell 196,500 shares in the offering, Canaan Equity II L.P. (QP) intends to sell 87,900 shares in the offering and Canaan Equity II Entrepreneurs LLC intends to sell 15,600 shares in the offering. Mr. Ahrens is not selling any shares in the offering.

(2)          Includes before the offering options to purchase 102,330 shares of our common stock that are exercisable within 60 days of March 1, 2006. Of the 100,000 shares being offered by Mr. Balo, we anticipate that 46,624 shares will be obtained from the exercise of currently exercisable options. As a result, shares held after the offering will include options to purchase 55,706 shares of our common stock exercisable within 60 days of March 1, 2006.

(3)          Includes options to purchase 70,833 shares of our common stock that are exercisable within 60 days of March 1, 2006, 12,240 of which would, if they had been exercised, be subject to our right of repurchase within 60 days of March 1, 2006.

(4)          Includes options to purchase 89,027 shares of our common stock that are exercisable within 60 days of March 1, 2006. All of these shares subject to options will remain outstanding after the offering.

(5)          Includes options to purchase 68,698 shares of our common stock that are exercisable within 60 days of March 1, 2006. All of these shares subject to options will remain outstanding after the offering.

(6)          Includes 2,692,462 shares held by Warburg Pincus Private Equity VIII, L.P., including two affiliated limited partnerships (“WP VIII”). Warburg Pincus Partners LLC, a subsidiary of Warburg Pincus & Co. (“WP”), is the sole general partner of WP VIII. WP VIII is managed by Warburg Pincus LLC (“WP LLC”). Mr. Carney is a partner of WP and a managing director and member of WP LLC. All shares indicated as owned by Mr. Carney are included because of his affiliation with the Warburg Pincus entities. Mr. Carney disclaims beneficial ownership of all shares owned by the Warburg Pincus entities. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities. Mr. Carney’s address is 466 Lexington Avenue, New York, NY 10017. Includes options held by Mr. Carney to purchase 8,333 shares of our common stock that are exercisable within 60 days of March 1, 2006, as well as 2,529 shares held directly by Mr. Carney. WP VIII intends to sell 400,000 shares in the offering. Mr. Carney is not selling any shares in the offering.

(7)          Includes options to purchase 99,269 shares of our common stock that are exercisable within 60 days of March 1, 2006, 46,391 of which would, if they had been exercised, be subject to our right of repurchase within 60 days of March 1, 2006. All of these shares subject to options will remain outstanding after the offering.

(8)          Includes 121,646 shares held by RWI Group III, L.P., 967,900 shares held by RWI Ventures I, L.P., and 28,101 shares held directly by Mr. Lucas. Mr. Lucas is the founding managing director of the RWI Ventures. As a Founding Managing Director of RWI Ventures, Mr. Lucas shares voting and investment power of the shares held by the RWI Ventures affiliates. Donald A. Lucas and William Baumel share voting and investment power over RWI Group III, L.P. Donald A. Lucas, William Baumel and Mark Foley share voting and investment power over RWI Ventures I, L.P. Mr. Lucas disclaims beneficial ownership of the shares held by RWI Group III, L.P., RWI Ventures I, L.P., and RWI Ventures Services Company, LLC, except to the extent of his pecuniary interest in the named funds. Mr. Lucas’ address is c/o RWI Ventures, 2440 Sand Hill Road, Suite 100, Menlo Park,

California 94025. Includes options held by Mr. Lucas to purchase 8,333 shares of our common stock that are exercisable within 60 days of March 1, 2006.

(9)          Includes before the offering 7,449 shares held by Sand Hill Financial Company, 126,970 shares held by The Richard M. Lucas Foundation, 29,498 shares held by Teton Capital Company and 403,607 shares held by various trusts in which Mr. Lucas is a trustee. Mr. Lucas disclaims beneficial ownership of the shares held in the various trusts in which he is a trustee, except to the extent that he is the beneficiary of any of such trusts. Mr. Lucas disclaims beneficial ownership of the shares held by Sand Hill Financial Company, Teton Capital Company and The Richard M. Lucas Foundation, except to the extent of his pecuniary interest in the named funds. Mr. Lucas’ address is c/o Sand Hill Financial Company, 3000 Sand Hill Road, Building 3-210, Menlo Park, CA 94025. Includes options to purchase 12,499 shares of our common stock that are exercisable within 60 days of March 1, 2006. The various trusts in which Mr. Lucas is a trustee intend to sell 50,000 shares in the offering. Donald L. Lucas, TTEE Donald L. Lucas & Lygia S. Lucas Trust, dated 12/3/84 intends to sell 25,000 shares in the offering and Donald L. Lucas, SUCC TTEE, Donald L. Lucas Profit Sharing Trust, dated 1/1/84 intends to sell 25,000 shares in the offering.

(10)   Includes options to purchase 70,833 shares of our common stock that are exercisable within 60 days of March 1, 2006, 16,406 of which would, if they had been exercised, be subject to our right of repurchase within 60 days of March 1, 2006.

(11)   Includes before the offering options to purchase 904,874 shares of our common stock that are exercisable within 60 days of March 1, 2006, 71,875 of which would, if they had been exercised, be subject to our right of repurchase within 60 days of March 1, 2006. Of the 125,000 shares being offered by Mr. Rasdal, we anticipate that 122,056 shares will be obtained from the exercise of currently exercisable options. As a result, shares held after the offering will include options to purchase 782,818 shares of our common stock exercisable within 60 days of March 1, 2006.

(12)   Includes options to purchase 8,333 shares of our common stock that are exercisable within 60 days of March 1, 2006.

(13)   Shares beneficially owned by all executive officers and directors as a group includes before the offering options to purchase 1,451,695 shares of our common stock that are exercisable within 60 days of March 1, 2006, 146,912 of which would, if they had been exercised, be subject to our right of repurchase within 60 days of March 1, 2006. Of the 1,182,500 shares being offered by our directors and executive officers, we anticipate that 168,680 shares will be obtained from the exercise of currently exercisable options. As a result, shares held by our directors and executive officers after the offering will include options to purchase 1,283,015 shares of our common stock exercisable within 60 days of March 1, 2006.

(14)   Represents 1,343,272 shares held by St. Paul Venture Capital V, LLC (“SPVC V, LLC”), 674,301 shares held by St. Paul Venture Capital VI, LLC (“SPVC VI, LLC”), 25,448 shares held by St. Paul Venture Capital Affiliates Fund I, LLC (“SPVC Affiliates, LLC”), 277,864 shares held by Windamere, LLC, 347,528 shares held by Windamere II, LLC and 161,084 shares held by Windamere III, LLC, 177,341 shares held by St. Paul Fire and Marine Insurance Company, 192 shares held by SPVC Management VI, LLC, 321 shares held by SPVC Partners I, LLC, and 844,880 shares held by Fog City Fund, LLC. The St. Paul Travelers Companies, Inc., a publicly-traded company, owns 100% of St. Paul Fire and Marine Insurance Company. St. Paul Fire and Marine Insurance Company owns a controlling interest and has appointed a majority of the members of the board of directors of each of SPVC V, LLC and SPVC VI, LLC. St. Paul Fire and Marine Insurance Company also owns a controlling interest of Windamere, LLC, Windamere II, LLC, Windamere III, LLC and Fog City Fund, LLC. SPVC V, LLC, SPVC VI, LLC and SPVC Affiliates, LLC are jointly managed by Split Rock Partners, LLC and Vesbridge Partners, LLC, however, voting and investment power with respect to our shares have been delegated solely to Split Rock Partners, LLC. Split Rock Partners, LLC has appointed a majority of the members of the board of directors of each of Windamere, LLC, Windamere II, LLC, Windamere III, LLC and Fog City Fund, LLC. Split Rock Partners, LLC has delegated voting and investment decisions to four individuals who require a two-thirds vote to act: Michael Gorman, James Simons, David Stassen and Allan Will. Windamere, LLC, Windamere II, LLC, and Windamere III, LLC have delegated voting and investment decisions to Scott Glenn; however, investments or dispositions must be approved by the board of directors of each entity. Fog City Fund, LLC has delegated voting and investment decisions to Nancy Olson; however, investments or dispositions must be approved by its board of directors. Voting and investment power over the shares held by each named fund is shared with each of the above named individuals and The St. Paul Travelers Companies, Inc., St. Paul Fire and Marine Insurance Company and Split Rock Partners, LLC due to the affiliate relationships described above. Each of these individuals and entities disclaim beneficial ownership of the shares except to the extent of any pecuniary interest in each named fund. The address for The St. Paul Travelers Companies, Inc. and St. Paul Fire and Marine Insurance Company is 385 Washington Street. The address for Split Rock Partners, LLC is 10400 Viking Drive, Suite 550, Eden Prairie, MN 55344. SPVC V, LLC intends to sell 612,850 shares in the offering, SPVC VI, LLC intends to sell 307,641 shares in the offering, SPVC Affiliates, LLC intends to sell 11,610 shares in the offering, Windamere, LLC intends to sell 277,864 shares in the offering, Windamere II, LLC intends to sell 347,528 shares in the offering, Windamere III, LLC intends to sell 161,084 shares in the offering, St. Paul Fire and Marine Insurance Company intends to sell 80,910 shares in the offering, SPVC Management VI, LLC intends to sell 192 shares in the offering, SPVC Partners I, LLC intends to sell 321 shares in the offering and Fog City Fund, LLC intends to sell 400,000 shares in the offering.

(15)   Represents 1,013,166 shares held by Canaan Equity II L.P., 453,218 shares held by Canaan Equity II L.P. (QP) and 80,435 shares held by Canaan Equity II Entrepreneurs LLC. Brent Ahrens is a General Partner of Canaan Partners, which is the General Partner of Canaan Equity II L.P., Canaan Equity II L.P. (QP) and Canaan Equity II Entrepreneurs LLC. As a General Partner, Mr. Ahrens shares voting and investment power of the shares held by the entities affiliated with Canaan Partners. Mr. Ahrens, Eric Young, Deepak Kamra, John Balen, Guy Russo, Gregory Kopchinsky, and Stephen Green share voting and investment power over shares owned by Canaan Equity II, L.P., Canaan Equity II, L.P. (QP), and Canaan Equity II Entrepreneurs LLC. Mr. Ahrens disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in the named funds. The address of the Canaan entities is 2765 Sand Hill Road, Menlo Park, CA 94025. Canaan Equity II L.P. intends to sell 196,500 shares in the offering, Canaan Equity II L.P. (QP) intends to sell 87,900 shares in the offering and Canaan Equity II Entrepreneurs LLC intends to sell 15,600 shares in the offering.

(16)   Represents 2,692,462 shares held by Warburg Pincus Private Equity VIII, L.P., including two affiliated limited partnerships (“WP VIII”). Warburg Pincus Partners LLC, a subsidiary of Warburg Pincus & Co. (“WP”), is the sole general partner of WP VIII. WP VIII is managed by Warburg Pincus LLC. Mr. Carney is a partner of WP and a managing director and member of WP LLC. All shares indicated as owned by Mr. Carney are included because of his affiliation with the Warburg Pincus entities. Mr. Carney disclaims beneficial ownership of all shares owned by the Warburg Pincus entities. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities. The address of the Warburg Pincus entities is 466 Lexington Avenue, New York, NY 10017. WP VIII intends to sell 400,000 shares in the offering.

(17)   Represents 1,409,591 shares held by the Federated Kaufmann Fund, 126,065 shares held by Federated Kaufmann Fund, a portfolio of Federated Equity Funds and 1,041,666 shares held by the Kaufmann

Fund. The address of the Kaufmann Fund entities is 140 East 45th Street, 43rd Floor, New York, NY 10017.

(18)   Represents 1,356,150 shares held by Wasatch Advisors, Inc., according to its Schedule 13G filing made on February 14, 2006 and effective as of December 31, 2005. The address of Wasatch Advisors, Inc. is 150 Social Hall Avenue, Suite 400, Salt Lake City, Utah 84111.

DexCom, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents DexCom has filed with the SEC for more complete information about DexCom and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the final prospectus relating to the offering, when available, may be obtained from the prospectus department of Piper Jaffray & Co. (800 Nicollet Mall, Suite 800, Attention: Equity Capital Markets, Minneapolis, MN 55402, by phone at 612.303.6220 or by fax at 612.303.1070).

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